EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 5, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

BBVA

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. informs that the file opened by Banco de España to BBVA, was also opened to the following people that performed senior posts in the company on dates the facts, which caused the opened file, happened:

- Former members of the Delegated Standing Committee of Banco Bilbao Vizcaya, since 15th March 1997:

  Mr. Emilio de Ybarra Churruca
  Mr. José Javier Gúrpide Huarte
  Mr. Gervasio Collar Zabaleta
  Mr. José Domingo Ampuero Osma
  Mr. Pedro Luis Uriarte Santamarina
  Mr. Juan Manuel de Zubiría y Uhagón
  Mr. José Ángel Sánchez-Asiaín
  Mr. Federico Lipperheide Wicke
  Mr. Vicente Eulate Mac-Mahón
  Mr. Fernando de Ybarra López-Dóriga
  Mr. Eduardo Aguirre Alonso-Allende
  Mr. Juan Urrutia Elejalde

- Other former directors or executive managers of Banco Bilbao Vizcaya, since 15th March 1997:

  Mr. José Antonio Sáenz-Azcúnaga Usandizaga
  Mr. José María Concejo Alvarez
  Mr. José Luis Segimón Escobedo
  Mr. Luis Javier Bastida Ibarguen

Madrid, 5th April 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 5, 2002

By: ______________________

Name: Miren Josune Basabe Puntox
Title: Authorized Representative of
Banco Bilbao Vizcaya Argentaria, S.A.